EMISPHERE TECHNOLOGIES, INC.
240 Cedar Knolls Road
Cedar Knolls, NJ 07927
November 29, 2007
Securities and Exchange Commission
ATTN: Jim B. Rosenberg
             Senior Assistant Chief Accountant
100 F Street, N.E.
Washington, DC 20549-3628

RE:	Emisphere Technologies, Inc. Form 10-K for Fiscal Year Ended December 31, 2006 File No. 1-10615
Ladies and Gentlemen:
Emisphere Technologies, Inc., a Delaware corporation (“Emisphere”), is transmitting for filing with the Securities and Exchange Commission (the “Commission”), this letter reflecting Emisphere’s responses to the comments contained in the letter from the Commission’s Staff (the “Staff”) to Mr. William T. Rumble dated November 14, 2007 regarding Emisphere’s Annual Report on Form 10-K originally filed on March 6, 2007. The responses set forth below have been organized in the same manner in which the Staff’s comments were presented in the Staff’s letter.
Questions and Answers
Financial Statements
Note 2—Summary of Significant Accounting Policies, page 46

Comment 1.	Regarding your response to comment 1 regarding the agreement with Novartis Pharma AG — Oral Recombinant Human Growth Hormone Program:
•	Tell us what your rights and obligations are with respect to performing “certain research and development services” and “participate on the joint Steering Committee.” In your response, tell us what you have to do including the various stages, if applicable, and for how long for each of these aspects of the agreement.

•	Tell us what types of payments are included in “total expected contractual payments.” For each payment included in the “total expected contractual payments,” tell us what must occur in order for you to be entitled to the payment and why you believe the amount to be fixed and determinable in accordance with SAB 104.

•	Tell us what estimates are included in “total expected hours” for each of the aspects referred to in the first bullet above, the uncertainties underlying these estimates, if any, and why you believe that you are able to reasonably estimate this total.

Response to Staff Comment 1.
Emisphere acknowledges the Staff’s comment.
Under the terms of the Novartis Agreement, Emisphere’s rights and obligations with respect to “performing certain research and development services” were to assist Novartis in the performance of research activities if requested by Novartis. The research program included:
•	Assay Development including HPLC stability

•	Carrier Preparation including synthesis and purification testing and development

•	Formulations Research

•	Carrier-Compound interactions

•	In Vivo experiments
Under the terms of the Novartis Agreement, Emisphere’s rights and obligations with respect to “participating on the joint Steering Committee” were to:
•	Assign three members to participate on the Steering Committee.

•	Attend Steering Committee meetings that occurred every three months; during which results of the program were reviewed and the work plan was updated as necessary.
The Steering Committee was established for the purpose of keeping the two parties informed of progress and to insure the research program proceeded in a timely, coordinated and well planned fashion.
The term of Emisphere’s obligation to perform certain research and development services and participate on the Joint Steering Committee is expected to be nine years and it commenced on September 22, 2004.
Total expected contractual payments are:
•	Signing of the initial agreement ($1 million) — Emisphere was entitled to, and was paid, the “signing fee” ($1 million) when the Novartis Agreement was signed. Emisphere’s primary obligation at the time was to provide to Novartis all information and know-how with respect to one lead and one backup.

•	Development commencement fee ($5 million) — Emisphere was entitled to this payment when Novartis delivered written notice of its intention to continue the Development Program. That notice was received April 28, 2006 and the development commencement fee was paid on May 3, 2006.

•	Milestone payments totaling $28 million for the completion of the following:
•	Initiation of Phase II clinical trial (Milestone payment amount previously redacted) — Emisphere will be entitled to this payment upon initiation of the first Phase II clinical trial by Novartis.

•	Initiation of Phase III clinical trial (Milestone payment amount previously redacted) — Emisphere will be entitled to this payment upon initiation of the first Phase III clinical trial by Novartis.

•	Acceptance of application for regulatory approval in the United States or in three non-US countries (Milestone payment amount previously redacted) — Emisphere will be entitled to this payment upon acceptance of application approval for regulatory approval in the United States or three of the seven major market countries other than the United States.

•	Final approval in the United States (Milestone payment amount previously redacted) — Emisphere will be entitled to this payment upon final approval for commercial introduction in the United States.

Because payments and the conditions under which Emisphere is entitled to them are stated explicitly as terms of the Novartis Agreement, we believe them to be fixed and determinable in accordance with SAB 104.
“Total expected hours” refers to hours Emisphere employees are expected to spend providing research and development services and participating on the Joint Steering Committee. As of December 31, 2006, Emisphere had spent a total of 564 hours of an estimated 834 total hours on the collaboration. Of the 564 actual hours spent, 228 hours were spent on research and development technical support and 336 hours were spent on attending Steering Committee meetings.
As of December 31, 2006, we estimated we were 564/834ths complete with our obligations under the arrangement with Novartis. We applied this ratio to the expected total contractual payments of $34 million resulting in potential revenue of $23.0 million ($34 million x 564/834). However, as noted in our previous response to the Staff, revenue is limited to cash received. Payments received to date have been $6 million, including the $5 million milestone received in May 2006, limiting revenue recognition to the $6 million received.
Time estimates are based on experience in working closely with Novartis on this collaboration and experience attending Steering Committee meetings. We believe the uncertainty in estimating these hours to be low. As of September 30, 2007, our estimate has not changed materially.
As requested by the Staff, Emisphere hereby acknowledges as follows:
1.	Emisphere is responsible for the adequacy and accuracy of the disclosures included in its filings;

2.	Emisphere understands that Staff comments or Emisphere’s changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to Emisphere’s filing; and

3.	Emisphere understands that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact the undersigned at 973-532-8005 should you require additional information or have questions regarding this letter.
Very truly yours,

EMISPHERE TECHNOLOGIES, INC.
By:	/s/ Michael R. Garone
Michael R. Garone, Chief Financial Officer

cc:	William T. Rumble, Emisphere Technologies, Inc. Timothy C. Maguire, Esquire, Brown Rudnick Berlack Israels LLP